Exhibit 1

FOR IMMEDIATE RELEASE	9 December 2016

WPP PLC (“WPP”)

Burson-Marsteller acquires minority stake in Kenyan affiliate

WPP announces that its operating company Burson-Marsteller, a leading global strategic communications and public relations firm, has acquired a minority stake in its Kenyan affiliate, Engage Burson-Marsteller.

Headquartered in Nairobi and employing around 20 people, Engage Burson-Marsteller has grown rapidly since Burson-Marsteller helped to establish it in 2013. Clients include Nestlé, MultiChoice, Samsung and CNN.

This acquisition further strengthens Burson-Marsteller’s network of partners in Africa and continues WPP’s strategy of investing in important markets and sectors. In Kenya WPP companies (including associates) generate revenues of almost US$50 million and employ almost 1500 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of over US$600 million and employs almost 35,000 people.

WPP’s public relations and public affairs companies collectively generate revenues (including associates and investments) of over US$1.6 billion and employ almost 10,000 people worldwide.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP